# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Harrow, Inc., CIK 0001360214
CUSIP: 415858109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1A BURTON HILLS BLVD, SUITE 200, NASHVILLE, Tennessee (TN), 37215
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002001906

## Reporting persons
- Daniel Kaufman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,898,254; shared voting power 0; sole dispositive power 2,898,254; shared dispositive power 0; aggregate amount beneficially owned 2,898,254 (7.7% of the class)

## Item 1. Issuer
Name of issuer: Harrow, Inc.
Address of issuer's principal executive offices: 1A Burton Hills Blvd., Suite 200, Nashville, TN 37215

## Item 2. Person Filing
Name of person filing: Daniel Kaufman
Address of principal business office or, if none, residence: Piloto 151, 151 Calle de San Francisco, Suite 201, San Juan, PR 00901
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,898,254 (consisting of 2,865,254 shares of common stock and 33,000 shares underlying long call options exercisable within 60 days).
Percent of class: 7.7% (based on 37,522,597 common shares outstanding on September 30, 2026, plus 33,000 shares underlying the reporting person's exercisable call options).
Sole power to vote or to direct the vote: 2,898,254
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,898,254
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
None

## Signatures
- Daniel Kaufman: /s/ Daniel Kaufman, Daniel Kaufman, Individual Investor (11/12/2026)